RECEIVED

2006 JUL 10 P 4: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

06015048

SUPPL

PROCESSED

JUL 13 2006

THOMSON FINANCIAL

July 6, 2006

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Corporate Governance report (Summary Translation dated June 29, 2006)
- Annual Securities Report (Summary Translation dated June 30, 2006)
- Annual Business Report to Shareholders (Summary Translation)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dlw 7/11

(Summary translation)
File No. 82-2544

ANNUAL BUSINESS REPORT TO SHAREHOLDERS FOR FISCAL YEAR ENDED MARCH 31, 2006

Nintendo Co., Ltd.

1. OVERVIEW OF THE BUSINESS (April 1, 2005 through March 31, 2006)

(1) Business Progress and Results of the Business Group

During the fiscal year ended March 31, 2006, despite concerns relating to surging crude oil prices, the Japanese economy continued to show a pattern of recovery due to increased exports and production, and steady consumer spending supported by improvements in the employment environment and household income. The U.S. economy continued to show steady performance due to favorable consumer spending and capital investment. As for Europe, the business environment showed indications of improvement even though it was moderate.

In the video game industry, the handheld game market performed well with the launch of new hardware models. On the other hand, the market for consoles showed weak performance.

Nintendo's approach over the past year was to expand the gaming population by introducing "Nintendo DS", a handheld gaming device equipped with a touch screen and microphone port that enables intuitive game play, along with its wireless communication capability. These features have made it possible for new and unprecedented ideas to be introduced that expand the definition of video games. In order to cultivate a new user demographic, which include seniors and females, a software lineup known as "Touch! Generations" was introduced. "Touch! Generations" titles offer an entertaining experience that provide a fresh sensation to skilled gamers which is at the same time, easily accessible to those who were not familiar with video games in the past. In addition, "Nintendo Wi-Fi Connection", the wireless internet service for the "Nintendo DS" which has three key elements; "easy, safe, and charge-free" gained popularity and was accepted by a broad range of people.

Consolidated net sales for the fiscal year ended March 31, 2006 resulted in 509.249 billion yen (previous fiscal year resulted in 515.292 billion yen), recurring profits was 160.759 billion yen (previous fiscal year was 145.292 billion yen) and net income was 98.378 billion yen (previous fiscal year was 87.416 billion yen).

With respect to sales by business category, in the electronic entertainment products division, "Nintendo DS" and its new model "Nintendo DS Lite" sold a total of more than 16 million units on a worldwide basis in just over sixteen months after launch. Especially in Japan, "Nintendo DS" is selling at a faster rate than any other gaming device. Since January of this year, more than anticipated demand for it led to a shortage in supply, causing inconvenience to consumers and retailers. "Nintendo DS" software also enjoyed a boost in sales as the "Touch! Generations" titles, aimed at expanding the user base, sold exceptionally well. Among these titles, "Nintendogs", which allows the player to interact with virtual puppies on the screen sold 6.65 million units worldwide. Also from the lineup, a new brain training genre, "Brain Age: Train Your Brain in Minutes a Day", coupled with its sequel version, and "Big Brain Academy", even though released only in Japan, brought total unit sales of these three "Touch! Generations" titles during the period to 5.10 million. In addition, "Nintendo Wi-Fi Connection" compatible titles such as "Mario Kart DS", (an action racing game that lets the player compete against other players from around the world) sold 4.22 million units. Also, "Animal Crossing: Wild World", (a game that lets you communicate with friends) sold 3.56 million units.

As for "Nintendo GameCube", the software titles such as "Mario Party 7" (a get-together game that lets up to eight players play simultaneously) and the role playing game "Pokémon XD: Gale of Darkness" each sold more than a million units, however, overall console hardware and software sales declined.

In total, net sales in the electronic entertainment products division were 507.072 billion yen (previous fiscal year were 513.084 billion yen), while sales in the other products division (playing cards, karuta, etc.) were 2.176 billion yen (previous fiscal year were 2.208 billion yen).

Furthermore, for the purpose of executing flexible capital policies in response to changes in the business environment, the Company acquired 2.15 million of its own shares, at a cost of 25.133 billion yen in conformity with the Board of Directors resolution.

(2) Future Prospects

The video game industry has developed as one of the few entertainment fields, which was launched and driven by Japan. Throughout the early years, the success of the industry was dependent upon increasingly spectacular graphics and more complex games. In recent years, however, the traditional success formula of developing splendid and complex games has become less productive. High development costs cannot be avoided by pursuing this traditional method and there is a growing perception that further expansion of the market will be difficult. As a result, the industry is now approaching a turning point.

Under such circumstances, Nintendo's basic strategy is to expand the gaming population by providing entertainment that anyone can enjoy regardless of age, gender, or gaming experience. In the field of handheld game devices, this strategy applied to "Nintendo DS" is beginning to bear fruit. By increasing the production capacity and thus maintaining the supply for the Japanese domestic market, production of "Nintendo DS Lite" will be enhanced, "Nintendo DS Lite" will also launch overseas and software from the new brain training genre will be introduced as well. In addition, while continuing to provide new ideas with the "Touch! Generations" titles, a diverse software lineup that even passionate gamers can enjoy will be formed in order for a wide range of users to enjoy those games all over the world. Also, during the calendar year 2006, a new gaming console "Wii" (pronounced "We"), which was previously referred to as "Revolution (tentative)", is scheduled for launch. With its unprecedented controller, "Wii" aims to set a new standard as a video game interface which will allow the whole family to relate to it and expand the gaming population in the console arena as well.

Your continued support and cooperation is appreciated.

(3) Financing and Capital Spending

There were no significant financing transactions or capital expenditures during the fiscal year ended March 31, 2006. Total capital spending was 5.597 billion yen; primary investment was for R&D facilities.

(4) Business Results and Financial Condition of the Company and Business Group

① Historical business results and financial condition of the Business Group

Category	Year ended March 31,			
	2003	2004	2005	2006
Net sales (million yen)	504,135	514,805	515,292	509,249
Operating income (million yen)	100,120	107,683	111,522	90,349
Recurring profits (million yen)	95,040	50,140	145,292	160,759
Net income (million yen)	67,267	33,194	87,416	98,378
Category	As of March 31,			
	2003	2004	2005	2006
Total assets (million yen)	1,085,519	1,010,031	1,132,492	1,160,703

② Historical business results and financial condition of the Company

Category	Year ended March 31,			
	2003	2004	2005	2006
Net sales (million yen)	482,162	360,961	443,044	411,770
Operating income (million yen)	85,578	92,533	99,554	81,547
Recurring profits (million yen)	97,969	31,694	134,123	149,439
Net income (million yen)	61,157	16,020	80,005	91,585
Category	As of March 31,			
	2003	2004	2005	2006
Total assets (million yen)	967,349	892,960	998,208	1,003,005

2. COMPANY OVERVIEW (As of March 31, 2006)

(1) Principal Business of the Business Group

Nintendo develops, manufactures, and distributes electronic entertainment products and other products as a major business. Principal products classified by division are as follows:

- Electronic entertainment products division
  Game Boy Advance, Nintendo DS, Nintendo GameCube
- Other products division
  Playing cards, Karuta, etc.

(2) Common Stock Information

① Number of shares authorized: 400,000,000
② Number of shares outstanding: 141,669,000
③ Number of shareholders: 22,663
④ Major shareholders

Name	Share ownership (in hundreds)	Voting ratio (%)	Our investment in major shareholder (in thousands)	Investment ratio (%)
Hiroshi Yamauchi	141,650	11.09	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	79,563	6.23	-	-
The Chase Manhattan Bank NA London	68,742	5.38	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	65,028	5.09	-	-
The Bank of Kyoto, Ltd.	63,885	5.00	4,542	1.29
The Nomura Trust and Banking Co., Ltd. (The Bank of Tokyo-Mitsubishi UFJ, Ltd. Pension and Severance Payments Trust Account)	47,647	3.73	-	-
The State Street Bank and Trust Company	37,028	2.90	-	-

[Notes] 1. The Company holds 13,754.8 thousand treasury stocks but is excluded from the above "Major shareholders".
2. The Bank of Tokyo-Mitsubishi UFJ, Ltd., which is the trustor of The Nomura Trust and Banking Co., Ltd., has reserved appointing rights concerning voting rights. There are 1,623.8 thousand stocks under the name of The Bank of Tokyo-Mitsubishi UFJ, Ltd. In addition, the Company holds two thousand common stocks (0.02%) of Mitsubishi UFJ Financial Group, Inc.: a complete parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

⑤ Ownership of shares (by type of owner)

Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)
Individuals etc.	21,310	94.03	21,522,322	15.19
Financial institutions	149	0.66	42,459,086	29.97
Other domestic corporations	539	2.38	3,431,952	2.42
Foreigners	618	2.73	58,238,818	41.11
Securities corporations	46	0.20	2,261,926	1.60
Treasury stocks	1	0.00	13,754,896	9.71
Total	22,663	100.00	141,669,000	100.00

3. CONSOLIDATED BALANCE SHEET (As of March 31, 2006)

million yen

Description	Amount	Description	Amount
Assets		Liabilities	
Current assets:	1,018,730	Current liabilities:	182,274
Cash and deposits	812,064	Notes and trade accounts payable	83,817
Notes and trade accounts receivable	43,826	Accrued income taxes	53,040
Securities	64,287	Reserve for bonuses	1,732
Inventories	30,835	Other current liabilities	43,684
Deferred income taxes	24,170		
Other current assets	45,061	Non-current liabilities:	4,161
Allowance for doubtful accounts	- 1,514		
		Non-current accounts payable	861
Fixed assets:	141,972	Reserve for employee retirement and severance benefits	3,299
(Property, plant, and equipment)	(55,969)		
Buildings and structures	18,838		
Machinery, equipment, and automobiles	1,144	Total liabilities	186,435
Furniture and fixtures	3,341		
Land	32,604	Minority interests	176
Construction in progress	41		
(Intangible assets)	(319)	Shareholders' equity	
(Investments and other assets)	(85,683)	Common stock	10,065
Investments in securities	60,213	Additional paid-in capital	11,585
Deferred income taxes	10,314	Retained earnings	1,096,073
Other investments and other assets	15,182	Unrealized gains on other securities	10,717
Allowance for doubtful accounts	- 26	Translation adjustments	762
		Treasury stock, at cost	- 155,112
		Total shareholders' equity	974,091
Total	1,160,703	Total	1,160,703

4. CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2006)

million yen

Description	Amount	
Net sales		509,249
Cost of sales		294,133
Gross margin		215,115
Selling, general, and administrative expenses		124,766
Operating income		90,349
Other income		
Interest income	22,497	
Foreign exchange gain	45,515	
Other	2,884	70,897
Other expenses		
Sales discount	422	
Other	65	487
Recurring profits		160,759
Extraordinary income		
Reversal of allowance for doubtful accounts	966	
Reversal of unrealized loss on investments in securities	1,408	
Gain on sales of fixed assets	6	
Gain on sales of investments in securities	3,653	
Gain on redemption of investments in securities	82	
Gain on liquidation of investments in affiliates	5	
Reversal of reserve for directors' retirement and severance benefits	1,236	7,360
Extraordinary loss		
Loss on disposal of fixed assets	31	
Unrealized loss on investments in securities	1,383	
Loss on sales of investments in securities	233	1,648
Income before income taxes and minority interests		166,470
Provision for income taxes and enterprise taxes	74,431	
Income taxes deferred	- 6,292	68,138
Minority interests		- 46
Net income		98,378

5. CONSOLIDATED STATEMENT OF SURPLUS (Year ended March 31, 2006)

million yen

Description	Amount
(Additional paid-in capital)	
Additional paid-in capital – Beginning	11,584
Total increase	0
Additional paid in capital – Ending	11,585
(Retained earnings)	
Retained earnings – Beginning	1,032,834
Total increase	98,378
Total decrease	35,139
Retained earnings – Ending	1,096,073

6. SUMMARY OF CONSOLIDATED STATEMENT OF CASH FLOWS (Year ended March 31, 2006)

million yen

Description	Amount
Cash flows from operating activities	46,382
Cash flows from investing activities	- 208,807
Cash flows from financing activities	- 60,166
Effect of exchange rate changes on cash and cash equivalents	47,003
Cash and cash equivalents – Beginning	792,727
Cash and cash equivalents – Ending	617,139

7. NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2006)

million yen

Description	Amount	Description	Amount
Assets		Liabilities	
Current assets:	856,237	Current liabilities:	145,659
Cash and deposits	727,679	Notes payable	4,140
Notes receivable	1,345	Trade accounts payable	75,932
Trade accounts receivable	39,678	Other accounts payable	10,900
Securities	17,305	Accrued income taxes	42,440
Finished goods	2,934	Advances received	228
Raw materials	10,437	Reserve for bonuses	1,732
Work in progress	95	Other current liabilities	10,284
Supplies	210		
Deferred income taxes	16,135	Non-current liabilities:	844
Other current assets	40,417		
Allowance for doubtful accounts	- 1	Non-current accounts payable	844
Fixed assets:	146,767		
(Property, plant, and equipment)	(40,225)	Total liabilities	146,503
Buildings	12,951		
Structures	321	Shareholders' equity	
Machinery and equipment	181		
Automobiles	20	Common stock	10,065
Furniture and fixtures	1,568	Additional paid-in capital	11,585
Land	25,182	Capital reserve	11,584
		Other additional paid-in capital	0
(Intangible assets)	(270)	Gain on disposal of treasury stock	0
Software	261	Retained earnings	979,247
Other intangible assets	9	Legal reserve	2,516
		Optional reserve	810,044
(Investments and other assets)	(106,271)	Special reserve	44
Investments in securities	53,949	General reserve	810,000
Investment securities of affiliates	19,138	Unappropriated retained earnings	166,686
Investments in affiliates	10,419		
Non-current receivable	2,718	Unrealized gains on other securities	10,716
Deferred income taxes	7,685	Treasury stock, at cost	- 155,112
Other investments and other assets	15,077		
Allowance for doubtful accounts	- 2,717	Total shareholders' equity	856,501
Total	1,003,005	Total	1,003,005

8. NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2006)

million yen

Description	Amount	
Net sales		411,770
Cost of sales		261,855
Gross margin		149,914
Selling, general, and administrative expenses		68,366
Operating income		81,547
Other income		
Interest income	18,144	
Dividend income	678	
Foreign exchange gain	47,932	
Other	1,716	68,472
Other expenses		
Sales discount	561	
Other	19	580
Recurring profits		149,439
Extraordinary income		
Reversal of allowance for doubtful accounts	73	
Reversal of unrealized loss on investments in securities	1,408	
Gain on sales of fixed assets	6	
Gain on sales of investments in securities	3,653	
Gain on redemption of investments in securities	82	
Gain on liquidation of affiliates	5	
Reversal of reserve for directors' retirement and severance benefits	1,236	6,468
Extraordinary loss		
Loss on disposal of fixed assets	31	
Unrealized loss on investments in securities	1,383	
Loss on sales of investments in securities	233	1,648
Income before income taxes		154,258
Provision for income taxes and enterprise taxes	67,297	
Income taxes deferred	- 4,623	62,673
Net income		91,585
Retained earnings brought forward		84,055
Interim cash dividend		8,954
Unappropriated retained earnings		166,686

9. APPROPRIATION OF PROFITS

yen

Unappropriated retained earnings	166,686,375,769
Reversal of special reserve	2,163,713
Total	166,688,539,482
Allocation as follows:	
Cash dividends	40,932,513,280 (320 yen per share)
Directors' bonuses	180,000,000
General reserve	50,000,000,000
Retained earnings carried forward	75,576,026,202

[Note] The Company paid 8,954,232,490 yen (70 yen per share) as interim dividend on December 9, 2005.

≪Consolidated Sales Units and Number of New Titles≫

sales units in ten thousands
number of new titles released

Hardware	Division			Twelve months Apr.'05 - Mar.'06	Twelve months Apr.'04 - Mar.'05	Life-to-date through Mar.'06
Game Boy Advance ▲···Game Boy Advance SP ●···Game Boy Micro	Japan	Hardware		100	234	1,655
			▲	(42)	(232)	(642)
			●	(58)	(−)	(58)
		Software		728	1,554	6,982
		New titles		76	165	770
	The Americas	Hardware		472	856	3,810
			▲	(426)	(791)	(2,095)
			●	(47)	(−)	(47)
		Software		3,534	5,077	18,258
		New titles		170	181	866
	Other	Hardware		261	449	2,048
			▲	(176)	(440)	(1,086)
			●	(79)	(−)	(79)
		Software		1,674	1,826	7,533
		New titles		170	135	795
	Total hardware			833	1,540	7,513
	Total software			5,936	8,457	32,772
Nintendo DS ■···Nintendo DS Lite	Japan	Hardware		478	212	691
			■	(58)	(−)	(58)
		Software		2,152	382	2,534
		New titles		147	26	173
	The Americas	Hardware		292	219	511
			■	(−)	(−)	(−)
		Software		1,608	475	2,083
		New titles		97	18	115
	Other	Hardware		376	95	471
			■	(−)	(−)	(−)
		Software		1,235	192	1,427
		New titles		84	16	100
	Total hardware			1,146	527	1,673
	Total software			4,995	1,049	6,044
Nintendo GameCube	Japan	Hardware		20	34	400
		Software		298	509	2,697
		New titles		37	43	268
	The Americas	Hardware		172	261	1,217
		Software		2,388	3,318	12,164
		New titles		84	99	509
	Other	Hardware		44	98	468
		Software		592	1,015	4,046
		New titles		67	80	424
	Total hardware			235	392	2,085
	Total software			3,279	4,842	18,908

[Note] New titles-Other consist of new titles released in the European and Australian markets.

≪Directors and Auditors≫ (As of March 31, 2006)

Position	Name	Major responsibility
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager of Corporate Analysis & Administration Division
	Shinji Hatano	General Manager of Marketing Division
	Genyo Takeda	General Manager of Integrated Research & Development Division
	Shigeru Miyamoto	General Manager of Entertainment Analysis & Development Division
	Nobuo Nagai	General Manager of Research & Engineering Division
Managing Director	Masaharu Matsumoto	General Manager of Finance & Information Systems Division Head of General Affairs Division
	Eiichi Suzuki	General Manager of International Department Head of Business Development Department
Director	Kazuo Kawahara	General Manager of Tokyo Branch Office
	Tatsumi Kimishima	President of Nintendo of America Inc.
	Takao Ohta	General Manager of Manufacturing Division
	Kaoru Takemura	General Manager of Personnel Division
Corporate Auditor	Ichiro Nakaji	
	Minoru Ueda	
	Yoshiro Kitano	Certified Public Accountant
	Katsuo Yamada	Certified Tax Accountant
	Naoki Mizutani	Lawyer & Patent Attorney

≪Independent Auditor≫ (As of March 31, 2006)

ChuoAoyama PricewaterhouseCoopers
Kyoto, Japan

COMPANY PROFILE AND INFORMATION TO SHAREHOLDERS

Name of the Company:	Nintendo Co., Ltd.
Date of company founding:	September 23, 1889
Date of establishment:	November 20, 1947
Number of shares authorized:	400,000,000 shares
Number of shares outstanding:	141,669,000 shares
Common stock:	10,065,400,000 yen
Number of employees:	3,150 (consolidated basis)
Head office:	11-1 Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Tel: 075-662-9600
Domestic office locations:	Tokyo, Osaka, Nagoya, Okayama, Sapporo
Principal subsidiaries:	Nintendo of America Inc. (United States of America) Nintendo of Europe GmbH (Germany) Nintendo France S.A.R.L. (France) Nintendo Benelux B.V. (The Netherlands) Nintendo Australia Pty. Ltd. (Australia)
General meeting of shareholders:	Annual general meeting: To be held every year in June Extraordinary general meeting: To be held in case of necessity
Record date/ Year-end dividend:	March 31
Record date/ Interim dividend:	September 30
Stock trading unit:	100 shares
Public notices:	Published in the Nihon Keizai Shimbun
Administrator of shareholder list:	The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
Administrative office:	Shoken Daikobu of The Chuo Mitsui Trust and Banking Company, Limited Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 A toll-free number: 0120-78-2031
Contact offices:	All the domestic head office and branch offices of the Chuo Mitsui Trust and Banking Company, Limited. All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.

(Information)

- In case application forms, for the address change, demand for purchase of odd lot shares, demand for name transfer, and designation for dividend payment accounts, are needed, such requests are accepted at 0120-87-2031, a toll-free number of the Administrator of shareholder list 24 hours a day.

June 29, 2006

Nintendo Co., Ltd.
Satoru Iwata
President

Corporate Governance

Ⅰ. Basic perspective on corporate governance and capital structure, business attributes, and other fundamental information

1. Basic perspective on corporate governance

2. Capital structure
   Major shareholders

3. Business attributes

4. Other extraordinary circumstances that could have a significant impact on corporate governance

Ⅱ. The corporate governance system regarding the management organization etc. concerning management decisions, execution, and administration

1. Structure of organization and matters pertaining to organizational operation etc.
   Board of Directors
   Board of Auditors
   Incentives
   Directors' compensation
   Support system for outside directors and outside auditors

2. Matters concerning functions of execution of operations, auditing and administration, appointment, and compensation resolution

Ⅲ. Policies implemented for the sake of shareholders and other stakeholders

1. Initiatives to make shareholders' meeting more vivid and develop efficient methods of exercising voting rights

2. Investor relations activities

3. Initiatives taken from a stakeholder standpoint

Ⅳ. Basic perspective on the internal control system and its current status

Ⅴ. Others

1. Countermeasures against M&A

2. Other matters pertaining to the corporate governance system

Reference: Chart of the corporate governance system

RECEIVED
2006 JUL 10 P 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(June 30, 2006)

Nintendo Co., Ltd.

ANNUAL SECURITIES REPORT FOR FISCAL YEAR ENDED MARCH 31, 2006

Cover letter addressed to Kanto Finance Bureau